SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 09 March 2017

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

March 9, 2017

JAN DU PLESSIS APPOINTED AS CHAIRMAN

BT Group plc is pleased to announce that Jan du Plessis will succeed Sir Mike Rake as Chairman. Jan will join the Board as a non-executive director from 1 June 2017 and become Chairman with effect from 1 November 2017 when Sir Mike will retire from BT, following 10 years as Chairman.

Jan has been Chairman of Rio Tinto since 2009. He has also held a number of other senior non-executive roles. These include as a director and Chairman of SABMiller from September 2014 and July 2015 respectively until October 2016, and as director and Senior Independent Director of Marks & Spencer from 2008 and 2012 respectively until March 2015.

Previously Jan was Group Finance Director of Richemont and Chairman at British American Tobacco.

Sir Mike Rake said: "I am delighted Jan has been chosen to succeed me as Chairman. Over the past 10 years, BT has made huge progress and we have transformed and expanded the business. Whilst clearly there are continuing challenges, the performance of the company remains on track. This gives me great confidence in its future and I wish Jan every success as he leads BT at this important time."

Nick Rose who, as BT's Senior Independent Director, led the planned succession process to appoint the new Chairman, said: "Our desire was to find someone with deep experience of leading high profile organisations and who would also have credibility with our key stakeholders. We ran a thorough process to ensure we identified the very best candidate to lead BT. Jan is the unanimous choice of the Board."

Jan du Plessis said: "I am honoured to have been asked to become BT's Chairman. BT is a great British company with excellent people and Mike has done an outstanding job as Chairman over the last 10 years. This is an important time for the company and I look forward to working with Gavin and his team to help BT continue to support Britain's digital future."

About Jan du Plessis

Jan has been Chairman of Rio Tinto since 2009 having joined the Board in 2008. He oversaw the appointment of a new CEO in 2013, as a consequence of Rio's first-ever annual loss. Since then, Rio has delivered over £9 billion in shareholder returns, removed £4 billion of costs, whilst strengthening the balance sheet and rationalising the investment pipeline.

Until October 2016, Jan was Chairman of SABMiller, a role he took up in July 2015 having been with the company since September 2014. He led the negotiations for SABMiller's £79 billion takeover by ABInBev.

Previously Jan was Director and Senior Independent Director of Marks & Spencer, from 2008 and 2012 respectively, until March 2015. Jan was a member of the Audit, Nominating and Remuneration Committees throughout. He was also a Director and Chairman of British American Tobacco from 1999 and 2004 respectively and Group Finance Director of Richemont.

Jan, aged 63, is a chartered accountant and is both a British and South African national. Jan is also a member of the European Round Table of Industrialists.

ENDS

For further information

Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site. You can also subscribe to receive all BT announcements here and you can follow us on Twitter here.

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services. BT consists of six customer-facing lines of business: Global Services, Business and Public Sector, Consumer, EE, Wholesale and Ventures, and Openreach.

For the year ended 31 March 20161, BT Group's reported revenue was £19,012m with reported profit before taxation of £2,907m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

1The results for the period have been revised to reflect the outcome of the investigation into our Italian business. Detail of which is set out in our third quarter results announcement published on 27 January 2017. This financial information is unaudited.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 09 March 2017